SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CONSOLIDATED FREIGHTWAYS CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

209232 10 7

(CUSIP Number)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP NO. 209232 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,300,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,300,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9
12	TYPE OF REPORTING PERSON IN

Page 2 of 10 Pages

CUSIP NO. 209232 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,300,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,300,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9
12	TYPE OF REPORTING PERSON IN

Page 3 of 10 Pages

CUSIP NO. 209232 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,300,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,300,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9
12	TYPE OF REPORTING PERSON IN

Page 4 of 10 Pages

CUSIP NO. 209232 10 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,300,150
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,300,150
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9
12	TYPE OF REPORTING PERSON IN

Page 5 of 10 Pages

           This Amendment No. 3 to Schedule 13G amends and supplements the statement on Schedule 13G previously filed by Four Partners, a New York general partnership, and other entities and individuals with the Securities and Exchange Commission.

Item 1.
(a)	Name of Issuer: Consolidated Freightways Corporation (the “Issuer”)
(b)	Address of Issuer's Principal Executive Offices 16400 S.E. CF Way Vancouver, WA 98683
Item 2.
(a)	Name of Person Filing:

           This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (each, a “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence

           The addresses of the reporting persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	Mentor Partners, L.P. 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021

Page 6 of 10 Pages

(c)	Citizenship:

           Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch is a United States citizen.

(d)	Title of Class of Securities: Common stock, par value $0.01 per share (the “Common Stock”).
(e)	CUSIP Number 209232 10 7
Item 3.	If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	An insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	An investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 7 of 10 Pages

Item 4.	Ownership.

           As of December 31, 2001, Four Partners, a New York general partnership, beneficially owned 1,300,150 shares of Common Stock of the Issuer, or 5.9% of the outstanding shares of Common Stock (based on 22,207,747 shares of Common Stock outstanding, as reported on the Issuer's Form 10-Q for the fiscal quarter ended September 30, 2001).

           By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

           By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.

Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           N/A

Item 8.	Identification and Classification of Members of the Group.

           N/A

Item 9.	Notice of Dissolution of Group.

           N/A

Page 8 of 10 Pages

Item 10.	Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 8, 2002

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 9 of 10 Pages

AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13G dated February 8, 2002 relating to the Common Stock, $0.01 par value per share, of Consolidated Freightways Corporation, as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

February 8, 2002

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 10 of 10 Pages